UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Nokia Corporation

(Exact name of the registrant as specified in its charter)

Republic of Finland	1-13202	N/A
(Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Karaportti 3, P.O. Box 226 FI-00045 Nokia Group, Espoo, Finland	N/A
(Address of principal executive offices)	(Zip code)

Riikka Tieaho, Vice President, Corporate Legal
Telephone: +358 (0)10 448 8000, Facsimile: +358 (0)10 448 1003

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure and Report

Nokia Corporation (the “Company” or “Nokia”) invests in technologies important in a world where billions of devices are connected. Nokia is focused on three businesses: network infrastructure software, hardware and services, which are offered through Nokia Networks; location intelligence, which is provided through HERE; and advanced technology development and licensing, which is pursued through Nokia Technologies.(1)

Products manufactured by Nokia, or for which Nokia contracted with third parties to manufacture, during the year ended December 31, 2014 contained columbite-tantalite (coltan) (or its derivative tantalum), cassiterite (or its derivative tin), gold or wolframite (or its derivative tungsten) (collectively, “Conflict Minerals”) necessary to the production or functionality of such products (such products containing Conflict Minerals, the “Products”).

Nokia has a policy which describes Nokia’s commitment to conflict-free sourcing and measures taken to reach that goal. Nokia’s long-term commitment to sustainability and responsible sourcing has seen us take action individually and collectively to move this agenda forward in search of solutions. We have been founding members in joint industry efforts such as the Conflict-Free Sourcing Initiative (“CFSI”), participants in the development and implementation of the OECD Due Diligence Guidance for Responsible Supply Chains together with other stakeholders, and we support various initiatives that seek to support the development of traceable, responsible trade in the Covered Countries (defined below).

Nokia has performed a reasonable country of origin inquiry that was designed to reasonably determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (the “Covered Countries”) or are from fully recycled or scrap sources. In the design of our reasonable country of origin inquiry and due diligence activities, we have aligned with the internationally recognized due diligence framework provided by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (OECD 2013).

As a downstream company, Nokia is many supply chain tiers away from mining activities and has no direct business relationship with mines or metal processing facilities. Nokia does not buy directly any mineral ores or even refined metals. Therefore in order to conduct the reasonable country of origin inquiry, Nokia used a combination of actions. With direct suppliers the primary means for conducting the reasonable country of origin inquiry was through a supply chain survey using the CFSI conflict minerals reporting template. In addition to engaging with direct suppliers, Nokia relies in its due diligence process on the information provided through multi-industry initiatives, such as CFSI’s Conflict Free Smelter Program (“CFSP”), that aim to validate the mineral processing facilities as conflict-free.

The smelters and refiners process mineral ores into refined metals and deliver them further down the supply chain for inclusion in the components and parts used in final products. After this consolidation point in the chain it is very difficult to trace the origins of the minerals. Also, as there are a limited number of mineral processing facilities operating in the world compared to the high number of mineral origins globally, we believe it is the best level in the chain to concentrate validation efforts. Therefore, the progress made in the validation efforts of

(1)  In 2014, Nokia sold its Devices & Services business to Microsoft Corporation — a transaction that closed on April 25, 2014.  Nokia has been informed by Microsoft Corporation that Microsoft Corporation will cover the Devices & Services business for the full calendar year 2014 in its Form SD.  Accordingly, in order to avoid duplicative and partial disclosure, this Form SD and the Conflict Minerals report do not cover the Devices & Services business for 2014.

smelters and refiners as conflict-free are of great importance for all downstream companies having the same metals in their products.

Direct suppliers from all the affected sourcing categories that delivered parts for products manufactured or contracted to be manufactured during 2014 were in scope for the reasonable country of origin inquiry. Suppliers under phase-out were excluded from the scope. Products sourced from third parties and subsequently resold without influence by Nokia over the manufacturing or design of such products were not in the scope. Furthermore, Nokia applied certain threshold levels of the respective supplier spend to exclude some of the low purchase suppliers from the scope.

Based on Nokia’s reasonable country of origin inquiry, we determined that a portion of the materials did originate from scrap or recycled sources.

Nokia also determined, based on the reasonable country of origin inquiry described above, that certain of the Conflict Minerals contained in products manufactured by Nokia or which Nokia contracted to be manufactured during the year ended December 31, 2014 originated in the Covered Countries.

For 2014 we determined that the Conflict Minerals used in our products originated from the following countries:

Angola; Argentina; Australia; Austria; Belgium; Bermuda; Bolivia; Brazil; Burundi; Canada; Central African Republic; Chile; China; Colombia; DRC; Republic of Congo; Ivory Coast; Czech Republic; Djibouti; Egypt; Estonia; Ethiopia; France; Germany; Guyana; Hungary; India; Indonesia; Ireland; Israel; Italy; Japan; Kazakhstan; Kenya;  South Korea; Laos People’s Democratic Republic; Luxembourg; Madagascar; Malaysia; Mexico; Mongolia; Mozambique; Myanmar; Namibia; Netherlands; Nigeria; Papua New Guinea; Peru; Philippines; Poland; Portugal; Russian Federation; Rwanda; Sierra Leone; Singapore; Slovakia; South Africa; South Sudan; Spain; Suriname; Switzerland; Taiwan; United Republic of Tanzania; Thailand; Uganda; United Kingdom; United States; Uzbekistan; Vietnam; Zambia; Zimbabwe.

Accordingly, Nokia is filing a Conflict Minerals Report, attached as Exhibit 1.01 hereto and which can also be found on its website: http://company.nokia.com/en/sustainability/downloads

A more detailed description of the due diligence undertaken by Nokia is provided in the Conflict Minerals Report attached as Exhibit 1.01.

Item 1.02 Exhibit

Nokia files, as Exhibit 1.01 to this Specialized Disclosure Report on Form SD, a Conflict Minerals Report for 2014.

Section 2 - Exhibits

Item 2.01                                           Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01                              Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NOKIA CORPORATION

	By:	/s/ Kristian Pullola
Kristian Pullola, SVP, Group Controlling

	By:	/s/ Riikka Tieaho
Riikka Tieaho, VP, Corporate Legal

Dated: May 28, 2015